STONE RIDGE RESIDENTIAL REAL ESTATE INCOME FUND I, INC.

510 Madison Avenue, 21st Floor

New York, New York 10022

December 12, 2019

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”)

Registration Statement on Form N-2

File Numbers: 333-232263; 811-23451

Dear Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2 be accelerated to December 12, 2019 or as soon thereafter as practicable.

Please call Gregory C. Davis of Ropes & Gray LLP at (415) 315-6327 or Elizabeth J. Reza of Ropes & Gray LLP at (617) 951-7919 as soon as the Registration Statement has been declared effective.

Very truly yours,

STONE RIDGE RESIDENTIAL REAL ESTATE
INCOME FUND I, INC.

By: /s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Secretary

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

December 12, 2019

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”)

Registration Statement on Form N-2

File Numbers: 333-232263; 811-23451

Dear Mr. O’Connor:

The undersigned, as distributor of the above-captioned Fund, hereby joins in the Fund’s request that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to December 12, 2019 or as soon thereafter as practicable.

Very truly yours,

ALPS Distributors, Inc.

By: /s/ Steven B. Price
Name: Steven B. Price
Title: SVP & Director of Distribution Services